UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     -------


                        COLLAGENEX PHARMACEUTICALS, INC.
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    19419B100
                                    ---------
                                 (CUSIP Number)


                                 MARCH 12, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19419B100                Schedule 13G                     Page 2 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           1,266,668 (1)
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      1,266,668 (1)
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                     Page 3 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           1,266,668 (1)
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      1,266,668 (1)
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                     Page 4 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,266,668 (1)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,266,668 (1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                     Page 5 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            SFM Participation, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,266,668 (1)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,266,668 (1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                     Page 6 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            SFM AH, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,266,668 (1)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,266,668 (1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                     Page 7 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Rappahannock Investment Company
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,584,168 (1)(2)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,584,168 (1)(2)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,584,168 (1)(2)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    17.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

2    See Item 5 herein.

CUSIP NO. 19419B100                Schedule 13G                     Page 8 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Frank H. Pearl
         S.S. or I.R.S. Identifica-          (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,584,168 (1)(2)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,584,168 (1)(2)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,584,168 (1)(2)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    17.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

2    See Item 5 herein.

CUSIP NO. 19419B100                Schedule 13G                     Page 9 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            George Soros
         S.S. or I.R.S. Identifica-          (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,266,668 (1)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,266,668 (1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IA

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                    Page 10 of 18
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         1,266,668 (1)
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    1,266,668 (1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,266,668 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        [X]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           OO; IA

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100                Schedule 13G                    Page 11 of 18
          ---------


Item 1.  (a)      NAME OF ISSUER

                  CollaGenex Pharmaceuticals, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  41 University Drive
                  Newtown, PA 18940

Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");
                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Purchaser);
                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and managing member of PSP GP);
                  (iv) SFM Participation, LP, a Delaware limited partnership ("SFM Participation" and managing member of PSP GP);
                  (v) SFM AH, Inc., a Delaware corporation ("SFM AH" and general partner of SFM Participation);
                  (vi) Rappahannock Investment Company, a Delaware corporation ("Rappahannock" and managing member of PBFP Partners);
                  (vii)    Mr. Frank H. Pearl ("Mr. Pearl" and sole shareholder
                           and Chairman of the Board of Rappahannock);
                  (viii)   Mr. George Soros ("Mr. Soros" and sole shareholder of
                           SFM AH); and
                  (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of (i) the Purchaser, (ii) PSP GP, (iii) PBFP Partners, (iv) Rappahannock and (v) Mr. Pearl is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington, DC 20006.

                  The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

         (c)      CITIZENSHIP

                  Purchaser - a Delaware limited partnership
                  PSP GP - a Delaware limited liability company
                  PBFP Partners - a Delaware limited liability company

CUSIP NO. 19419B100                Schedule 13G                    Page 12 of 18
          ---------

                  SFM Participation - a Delaware limited partnership SFM AH - a Delaware corporation
                  Rappahannock - A Delaware corporation
                  Mr. Pearl - United States
                  Mr. Soros - United States
                  SFM LLC - a Delaware limited liability company

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  19419B100

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, PSP GP, PBFP Partners, Rappahannock and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Rappahannock and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Each of the Reporting Persons, other than Mr. Pearl and Rappahannock, may be deemed to beneficially own an aggregate of 1,266,668 Common Stock.

                  Mr. Pearl and Rappahannock may be deemed to beneficially own an aggregate of 1,584,168 Common Stock as a result of their voting and dispositive power over the 1,266,668 Common Stock owned by the Purchaser and an additional 77,500 Common Stock and 240,000 Common Stock beneficially owned by Perseus Capital, LLC, a Delaware limited liability company ("Perseus Capital"), and New York Life BioVenture Partners LLC, a Delaware limited liability company ("New York Life"), respectively. Perseus Capital and New York Life may be deemed to be affiliates of Mr. Pearl and Rappahannock.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 9,050,638 Common Stock outstanding as of this date, each of the Reporting Persons, other than Mr. Pearl and Rappahannock may be deemed to beneficially own approximately 13.6% of the

CUSIP NO. 19419B100                Schedule 13G                    Page 13 of 18
          ---------

         outstanding Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 9,050,638 Common Stock outstanding as of this date, Mr. Pearl and Rappahannock may be deemed to beneficially own approximately 17.0% of the outstanding Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of the Purchaser and PSP GP may be deemed to have sole power to direct the voting and disposition of the 1,266,668 Common Stock beneficially owned by the Purchaser.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than the Purchaser, PSP GP, Mr. Pearl and Rappahannock, may be deemed to share the power to direct the voting and disposition of the 1,266,668 Common Stock beneficially owned by the Purchaser. Mr. Pearl and Rappahannock may be deemed to share the power to direct the voting and disposition of the 1,266,668 Common Stock beneficially owned by the Purchaser, and the 77,500 Common Stock and 240,000 Common Stock beneficially owned by Perseus Capital and New York Life, respectively.

                  The Purchaser, PSP GP, PBFP Partners, SFM Participation, SFM AH, Mr. Soros and SFM LLC disclaim beneficial ownership of the 77,500 and 240,000 Common Stock beneficially owned by Perseus Capital and New York Life, respectively.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

CUSIP NO. 19419B100                Schedule 13G                    Page 14 of 18
          ---------

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 19419B100                Schedule 13G                    Page 15 of 18
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2001

                                   PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                   By:  Perseus-Soros Partners, LLC,
                                        General Partner


                                   By:  SFM Participation, LP,
                                        Managing Member


                                   By:  SFM AH, Inc.
                                        General Partner


                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Secretary


                                   PERSEUS-SOROS PARTNERS, LLC


                                   By:  SFM Participation, LP
                                        Managing Member


                                   By:  SFM AH, Inc.
                                        General Partner


                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Secretary

CUSIP NO. 19419B100                Schedule 13G                    Page 16 of 18
          ---------


                                   PERSEUS BIOTECH FUND PARTNERS, LLC


                                   By:  Rappahannock Investment Company
                                        Managing Member


                                   By:  /s/  Frank H. Pearl
                                        ---------------------------------------
                                        Name:     Frank H. Pearl
                                        Title:    Sole Shareholder


                                   RAPPAHANNOCK INVESTMENT COMPANY


                                   By:  /s/  Frank H. Pearl
                                        ---------------------------------------
                                        Name:     Frank H. Pearl
                                        Title:    Sole Shareholder


                                   MR. FRANK H. PEARL


                                   By:  /s/  Frank H. Pearl
                                        ---------------------------------------
                                        Name:     Frank H. Pearl

CUSIP NO. 19419B100                Schedule 13G                    Page 17 of 18
          ---------


                                   SFM PARTICIPATION, LP


                                   By:  SFM AH, Inc.
                                        General Partner


                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Secretary


                                   SFM AH, INC.


                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Secretary


                                   MR. GEORGE SOROS


                                   By:  /s/  Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /s/  Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:     Richard D. Holahan, Jr.
                                        Title:    Assistant General Counsel

CUSIP NO. 19419B100                Schedule 13G                    Page 18 of 18
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.        Power of Attorney dated January 27, 2000 appointing Michael C.
                  Neus and Richard D. Holahan, Jr. as Attorney-In-Fact for George Soros.